EXHIBIT 2


March 20, 2003


Greg Benning
Managing Director
Adams, Harkness & Hill
Boston, MA 02109
FAX 617-371-3798

Dear Greg:

On behalf of Henry Skelsey and myself (the "Management Group") I would like to outline our non-binding and preliminary proposal to acquire all of the outstanding capital stock of Tanning Technology (the "Company"). Our goal is to structure the business and operations in such a way as to position it for long-term success.

1. Valuation - The Management Group expects to offer $26,000,000 to $26,415,000 for all of the outstanding capital stock of the Company assuming approximately 20,802,000 shares outstanding. This is approximately $1.25 to $1.27 per share and represents a premium of approximately 71% to today's closing price.

2.  Consideration - The offer is 100% cash for the outstanding capital stock.

3. Timing - We will be in a position to discuss a detailed timeline of our proposal including Due Diligence items and management access on Monday, March 24. It is our intention to structure a process and time table to allow for the closing of the transaction before the end of June 2003.

This letter is a non-binding expression of interest. Neither party is obligated to proceed with the proposed transaction until a definitive agreement is negotiated and signed. We look forward to talking with you.

Sincerely,


Larry Tanning